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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of March 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F___X___ Form 40-F_____

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

       Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                               Yes_____ No___X___


       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

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           INVESTMENT IN HYUNDAI ENGINEERING & CONSTRUCTION CO., LTD.

           On March 29, 2004, Shinhan Bank, one of our principal banking subsidiaries, acquired KRW 29.8 trillion of convertible bonds ("CBs") issued, on June 29, 2001, by Hyundai Engineering & Construction Co., Ltd ("Hyundai Engineering & Construction") pursuant to the terms and conditions of the agreement reached at the meeting of the creditors of Hyundai Engineering & Construction in June, 2001. Shinhan Bank also converted all of the CBs so acquired into common shares, par value KRW5,000 per share, of Hyundai Engineering & Construction ("Common Shares") the following day, on March 30, 2004.

           The following sets forth the details of the above-described transaction.

1. Aggregate Principal Amount of CBs acquired:              KRW 29,800,000,000

2. Effective Date for CB acquisition:                       March 29, 2004

3. Total Number of Shares held by Shinhan Bank
   after Conversion of CBs into Common Shares:              2,688,560 shares

4. Shinhan Bank's Percentage Ownership of Equity Shares in Hyundai
   Engineering & Construction after Conversion:             3.12%
   * This percentage does not take into account potential dilution from conversion of other CBs outstanding.

5. Conversion Price:                                        KRW 11,084 per share

6. Effective Date for the Conversion:                       March 30, 2004


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                                   SIGNATURES



           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By  /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer

Date : March 31, 2004